UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              February 5, 2019

  Via E-Mail

  Christopher P. Davis
  Kleinberg, Kaplan, Wolff & Cohen, P.C.
  551 Fifth Avenue
  New York, New York 10176

          Re:     Penn Virginia Corporation
                  PREC14A filed on January 17, 2019
                  Filed by Mangrove Partners Master Fund, Ltd. et al. File No. 1-13283

  Dear Mr. Davis:

          The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement filed on January 17, 2019

  General

      1. Clarify whether the percentage of Penn Virginia shares you present as being owned by the participants in this solicitation includes the "Swaps," as defined in the Schedule
         13D/A filed November 28, 2018 by the participants. If yes, clarify by revising the disclosure in the proxy statement.

  Background to the Solicitation, page 7

      2. In the second bullet point in this section, briefly clarify what you mean by "highly economic well results."
 Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
February 5, 2019
Page 2

   3. Projections of future performance or value may be misleading without an appropriate basis or explanation. See Exchange Act Rule 14a-9. Cite to the source of the figures presented in that bullet point, including the "guidance for 40%-60% production growth in
      2019." Revise the proxy statement to explain the basis for these figures, including the underlying assumptions. To the extent that these projections were provided by a third party such as the Company, cite to the source of those figures.

   4. Refer again to the second bullet point in this section. Provide more specifics about what you term the "Company's strong operational performance." Revise to provide dates and specific measurements (earnings, production, etc.) for which you believe the Company has shown strong results.

Reasons for the Solicitation, page 9

   5. Provide a source for the figures presented in paragraph 3 on page 9 (the 17.24% yield to worst on Denbury's 5.500% Senior Notes due 2022) and briefly explain the methodology for this calculation. If it was measured as of a specific date, please provide that date in the revised proxy statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions